CREO CAPITAL SECURITIES, LLC
REVIEW ON EXEMPTION REPORT
DECEMBER 31, 2015



Rose, Snyder & Jacobs LLP
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying "Creo Capital Securities, LLC's Exemption Report", in which (1) Creo Capital Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Creo Capital Securities, LLC claimed an exemption from 17 C.F.R. § 15c3-3: (2) (i) (the "exemption provision") and (2) Creo Capital Securities, LLC stated that Creo Capital Securities, LLC met the identified exemption provisions throughout the year ended December 31, 2015 without exception. Creo Capital Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Creo Capital Securities, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Rose, Snyder & Jacobs LLP

Rose, Snyder & Jacobs LLP

Encino, California
February 25, 2016

15821 VENTURA BOULEVARD, SUITE 490, ENCINO, CALIFORNIA 91436
PHONE: (818) 461-0600 • FAX: (818) 461-0610

CREO CAPITAL SECURITIES

Creo Capital Securities, LLC's Exemption Report

Creo Capital Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Creo Capital Securities, LLC

I, Joel Montminy, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:__________________________
Title: Chief Executive Officer

Date: 02/16/2016

12100 Wilshire Blvd. • Suite 150 • Los Angeles • California 90025
Telephone 310.230.8600 • Facsimile 310.230.6206 • www.creocapitalsecurities.com